Filed by Horizon Quantum Computing Pte. Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: dMY Squared Technology Group, Inc.
Commission File No.: 333-292737

The following is a transcript of an interview with the CEO of Horizon Quantum Computing Pte. Ltd., Joseph Fitzsimons.

Event: Channel New Asia Prerecorded Interview

Date: January 26, 2026

Thank you for this interview. Could I understand the significance and importance of having one for a company?

So there's two main reasons that we established our hardware testbed and built up our first system. The first reason is that it allows us to integrate our software development tools with triple alpha directly with the control systems for the computer. That allows us to do more with the hardware than would otherwise be possible with private systems. So we have complete control over both the software and hardware stack. The other reason that it's really interesting to us is that it gives us a test bed system that we're able to make available to users of our tools, so that as they write programmes in our software tools, not only can they deploy them on cloud based systems, but they can all they can also deploy on our own system here in Singapore.

Okay, so could I also understand how much money was invested into the quantum computer? And also, I guess, like is the health How Will the company be able to company hope to achieve with this system, also in the short and long term?

Sure. So for once, we have invested about $2.6 million in the construction of the system and for authority. So if you think that together, the main components cost effective for 3 million, then you some extra for us. The main part, I'm sorry. Just give me a second now.

How much has been invested into creating, constructing the quantum computer, and also, what are the plans for this quantum computer in both the short and long term?

So we've invested about $2.6 million in the construction of the quantum computer and in the various kinds of test electronics that we need around in order to bring the system up for us. The main purpose of having the quantum computer is to directly integrate our software tools with the control electronics on that system so that code written in our languages is being compiled down to our own quantum assembly language, that we are then building up the capability to execute directly on the hardware. And that's really possible when we have complete control over the full stack from the local hardware down to the level of the control electronics.

With that kind of computer, what kinds of skill sets or expertise can this help to develop locally here in Singapore?

Well, I'd say it has actually fostered the development of quite a wide range of skill sets, because we have both needed to develop the software computers, but we have also had to build up the skill set and integrate the systems of components. And we're fortunate enough to have had assistance from our hardware partners in this, from companies like we're getting machines and Maybell, who supply major components for the system. But what it has led us to is a position where we're able to operate these systems ourselves, where we have the capability to expand the system, to build it up from this. Sorry, that's wrong. I've said something inaccurate at the end.

How many jobs will be potentially created from business? Or do you think there will be, or like in the process of constructing this, right? Have you had to hire more people as well?

So we're fortunate to be in a period of rapid growth at the moment in the company. So we have been expanding our science and engineering tools, and this is important both for extending our capabilities on the software side and for being able to do integration on the hardware side, being able to make our tools connect directly from the travel electronics to have as tight integration there as possible, because the reality is that if you want to solve hard problems on quantum computers, there's not enough room for error, so you can't introduce a bloated software on the way down. So we have had to build up the team both on the software side as well as on the hardware operations side. So we're continuing to expand here in Singapore. We've also run the team in the Ireland alongside,

I think focusing on the team here in Singapore, right? Roughly how if you could give us a rough percentage, right? How many more people do you think could potentially join the team as well, if you guys want? Going to expand.

We intend to grow quite aggressively over the next year as we go public.

Wouldn't be possible to give us a ballpark figure as well, like that's roughly how many?

There aren't any public numbers at the moment. They're not disclosed in the financial documents.

Okay, thank you. Also, could I understand, right, with this quantum computer, right? Does it also mean that it will provide you guys will try any faster services for people through this, and maybe, what does it mean for Singaporeans on the ground, and how could it benefit over time?

Yeah, so the reason we call the company Horizon, in some sense, is because quantum computing is a technology that has been seen as a long way off for some time. But at the time we established a company, I think years ago, it was just starting to come into such and things have moved really rapidly. Since then, there's been a lot of progress in the field. Systems are starting to scale up very widely, but it's still not yet at the point where applications run on quantum computers are having real world impact today. So we're still a few years away from seeing really meaningful problems solved on quantum computers. However, once we get there, we expect the applications to be quite ranging. Sorry, quite wide ranging, coming across everything from basic science to pharma, finance and areas like AI.

So using these industries as examples right in the next few years, once it is ready to benefit people, how could it potentially? Would you even give examples of how it could potentially benefit people in youth industries?

Certainly. So if you think about simulating chemistry, for example, it's quite difficult to simulate molecular dynamics in general, to simulate the way different kinds of atoms, different kinds of molecules, interact and react to a world. There are there are techniques that have been developed along conventional computers that work for a fairly wide variety of circumstances, but you're never certain when they're going to work on quantum computers. However, you're able to accurately simulate the quantum mechanics of those molecular dynamics. You're able to accurately simulate the physics of the systems. So in some sense, you can be in a situation where you have rigorous guarantees that your simulations are correct. And if you can do that, it opens up a lot of doors for you. So for example, you can start applying machine learning techniques to developing reaction pathways in chemistry, for example, so you can make more rapid progress without having to go to a wet lab every time to try a particular formulation a particular pathway.

And also you sit in a few years, right? I mean, the technology is not really about to be used in applications. So how long is like? A few years? Would you be able to give a range?

Yeah, so that's a great question, and often I'm quite reluctant to get my own numbers on this. There's a really excellent report that's written each year for the global risk institute that tries to quantify the timelines to quantum computers that are likely to have real world impact. For the most part, they're concerned about when there will be when there will be quantum computers that pose a threat to cryptography, and that's still quite some time off, but in the most recent surveys, they've also been asking about when there's likely to be commercial applications. And if you look at those responses, the median crossover from experts between less likely than not to more likely than not is in the three to five year window, at least in last year's report, so maybe about two to four years.

And then I mean looking ahead, right? You also mentioned these various industries, and are you guys looking to partner, or in the works of contacting different partners? Is so important you guys to have that real-world application in preparation, once it's ready?

I'm sorry I didn't catch the question.

I guess. What I mean is that, because now we still have, like, about two to four years before it can actually be used for real world impact, right? So in this interim period until it's ready, are you guys also looking to partner any other Singapore companies or firms, or maybe connected with other universities, so just to develop talent as well?

So the reason why quantum is some way away from having real world impact is because a lot of technology development still has to happen to be able to address those problems. So we're really focused on that process at the moment, and in that process, certainly, we do partner with Singaporean companies. So there are, there are several companies that we that we actively partner with here in Singapore. We've been working with entrepreneur labs, for example, for some time now, in terms of focusing on how you do error correction within our compile chain, making use of their technology there. Okay.

So anything else you would like to add?

Okay, I think we're good. Yeah, thank you. Bye.

About Horizon Quantum

Horizon Quantum’s mission is to unlock broad quantum advantage by building the software infrastructure that empowers developers to use quantum computing to solve the world’s toughest computational problems.

Founded in 2018 by Dr. Joe Fitzsimons, a leading researcher and former professor with more than two decades of experience in quantum computing, the company seeks to bridge the gap between today’s hardware and tomorrow’s applications through the creation of advanced quantum software development tools. Its integrated development environment, Triple Alpha, enables developers to write sophisticated, hardware-agnostic quantum programs at different levels of abstraction.

About dMY Squared

dMY Squared Technology Group, Inc. (“dMY Squared”) is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Additional Information about the Business Combination and Where to Find It

In connection with Horizon Quantum’s previously announced business combination (the “Business Combination”), Horizon Quantum Holdings Ltd. (“Holdco”) and Horizon Quantum have filed a registration statement on Form F-4 relating to the Business Combination and certain other matters (the “Registration Statement”), which includes a preliminary proxy statement of dMY Squared and a preliminary prospectus of Holdco with respect to the securities to be offered in the Business Combination. After the Registration Statement is declared effective, dMY Squared will mail a definitive proxy statement/prospectus to its shareholders as of a record date to be established for voting on the Business Combination. The Registration Statement, including the proxy statement/prospectus contained therein, contains important information about the Business Combination and the other matters to be voted upon at a special meeting of shareholders of dMY Squared (the “Special Meeting”). This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY Squared, Holdco and Horizon Quantum may also file other documents with the Securities and Exchange Commission (the “SEC”) regarding the Business Combination. dMY Squared’s shareholders and other interested persons are advised to read, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, and, when available, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about dMY Squared, Horizon Quantum, Holdco, and the Business Combination. The documents filed by dMY Squared, Holdco and Horizon Quantum with the SEC also may be obtained free of charge upon written request to dMY Squared at dMY Squared Technology Group, Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

Horizon Quantum, Holdco and dMY Squared and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of dMY Squared’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of dMY Squared’s directors and officers in dMY Squared’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 3, 2025 (the “dMY Annual Report”) or its subsequent quarterly reports. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to dMY Squared’s shareholders in connection with the Business Combination is set forth in the proxy statement/prospectus for the Business Combination. Information concerning the interests of Horizon Quantum’s, Holdco’s and dMY Squared’s participants in the solicitation, which may, in some cases, be different than those of their respective equityholders generally, is set forth in the proxy statement/prospectus relating to the Business Combination.

Disclaimer

Past performance by Horizon’s or dMY Squared’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Horizon’s or dMY Squared’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Horizon or dMY Squared will, or are likely to, generate going forward.

Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements” with respect to dMY Squared, Holdco and Horizon. The expectations, estimates, and projections of the businesses of Horizon and dMY Squared may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “potential,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and are subject to, without limitation, (i) known and unknown risks, including the risks and uncertainties indicated from time to time in the dMY Annual Report, dMY Squared’s other filings with the SEC, and the Registration Statement, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by dMY Squared, Holdco or Horizon Quantum; (ii) uncertainties; (iii) assumptions; and (iv) other factors beyond dMY Squared’s, Holdco’s, or Horizon Quantum’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and dMY Squared, Holdco, and Horizon Quantum therefore caution against placing undue reliance on any of these forward-looking statements.

Many of these factors are outside of the control of dMY Squared, Holdco and Horizon Quantum and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement, dated as of September 9, 2025, among dMY Squared, Holdco and Horizon Quantum (the “Business Combination Agreement”) and/or the private placement of approximately $110 million of Holdco’s Class A ordinary shares (the “PIPE Transaction”); (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the Business Combination Agreement; (3) the inability to complete the Business Combination, including due to the failure to obtain approval of the shareholders of Horizon Quantum and dMY Squared or other conditions to closing the Business Combination; (4) changes to the structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) Horizon Quantum’s ability to scale and grow its business, including through the use of proceeds of the PIPE Transaction, and the advantages and expected growth of Horizon Quantum; (6) the cash position of Horizon Quantum following closing of the Business Combination; (7) the inability to obtain or maintain the listing of Holdco’s securities on the New York Stock Exchange, the NYSE American, or Nasdaq following the Business Combination; (8) the risk that the announcement and pendency of the Business Combination disrupts Horizon Quantum’s current plans and operations; (9) the ability to recognize the anticipated benefits of the Business Combination and PIPE Transaction, which may be affected by, among other things, competition, the ability of Holdco to grow and manage growth profitably and source and retain its key employees; (10) costs related to the Business Combination; (11) changes in applicable laws and regulations or political and economic developments; (12) the possibility that Horizon Quantum may be adversely affected by other economic, business and/or competitive factors; (13) Horizon Quantum’s estimates of expenses and profitability; (14) the amount of redemptions by dMY Squared public shareholders; (15) difficulties operating Horizon Quantum’s quantum processor and the possibility that the quantum processor does not provide the advantages that Horizon Quantum expects; (16) the ability to successfully or timely consummate the PIPE Transaction; and (17) other risks and uncertainties included in the “Risk Factors” sections of the dMY Annual Report, dMY Squared’s other filings with the SEC, and the Registration Statement and other documents filed or to be filed with the SEC by Horizon Quantum, Holdco and dMY Squared. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon Quantum, Holdco and dMY Squared do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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